Filed by PARIS RE Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:
Paris Re Holdings Limited
(Commission File No. 021-98562)

Monday 6 July 2009 Information Meeting

Signature of agreements to sell majority stake of PARIS RE Holdings to PartnerRe, to be followed by a voluntary public exchange offer for all PARIS RE Holdings shares and a subsequent merger PartnerRe is A leading global reinsurer, providing multi-line reinsurance solutions Total premiums of US$ 4,0 billion (2008) Superior ratings: A+ AMBest AA- S&P Aa3 Moody's AA Fitch Enlarged Group will rank amongst the 5 largest reinsurers, with a pro forma USD 6,5 billion of total capital Announcement

Operation description (1/2) Q1 2010 Several steps until Q1 2010 (Tentative calendar) Q4 2009 Q3 2009 Signing Filing for regulatory approvals in various jurisdictions PARIS RE Holdings Extraordinary General Meeting PartnerRe Shareholder vote Closing of block purchase by PartnerRe of approximately 57% of PARIS RE Holdings' common shares from a group of private equity funds and other lead investors Voluntary exchange offer for all other shares of PARIS RE Holdings (subject to the approval of the Autorite des Marches Financiers) Completion of voluntary public exchange offer Once PartnerRe achieves 90% ownership, it will effect a mandatory merger according to Swiss law

During the transition period, PartnerRe and PARIS RE will conduct business as two distinct entities For a smooth transition, the collaboration of all employees is essential An exceptional bonus rewarding full support during this transition Stability of employment assured for 12 months starting on announcement of the transaction Operation description (2/2)

Combined surplus will increase the capacity available for them Increased diversification will improve stability over time Broader underwriting expertise offers more reinsurance solutions to clients needs Added value created for the clients

Ranking 1-Includes preferred equity and total debt in billions of US$

Combined business by line, type & geography Premium USD 5.4 bn Europe N. America Asia, Aus & NZ Caribbean & LA Africa & Middle East East 0.45 0.41 0.05 0.06 0.03 Europe N. America Africa & Middle East Caribbean & LA Asia, Aus & NZ Geography Proportional Non-Proportional Facultative East 0.57 0.33 0.1 Type Proportional Facultative Non-Proportional Cat US Prop US Cas US Spec global p&C global spec life East 0.12 0.05 0.12 0.06 0.2 0.32 0.13 Business Lines Catastrophe US Property US Casualty US Specialty Global P&C Global Specialty Life

Meeting with members of PartnerRe's Executive Committee with a member of PARIS RE's Management Board in each entity in the forthcoming days Business as usual : same job and reporting to same manager Communication : Updated information through Meetings Emails Q&A available on Intranet In accordance with applicable law, integration committees to be formed with full participation of PARIS RE's top management Next steps

Questions / Answers

Cautionary Statement Regarding Forward-Looking Statements This communication may contain "forward-looking statements" about PARIS RE and PartnerRe within the meaning of the "safe harbor" provisions of the of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on PARIS RE's and PartnerRe's assumptions and expectations concerning future events and financial performance, in each case, as they relate to PARIS RE, PartnerRe or the combined company. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, adequacy of reserves, risks associated with implementing business strategies and integrating new acquisitions, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the PARIS RE's, PartnerRe's, or the combined company's investment portfolio, changes in accounting policies, the risk that a condition to closing of the proposed transaction may not be satisfied, the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated, failure to consummate or delay in consummating the proposed transaction for other reasons, and other factors identified in PartnerRe's filings with the United States Securities and Exchange Commission and in PARIS RE's Registration Document (Document de Reference) filed with the Autorite des Marches Financiers (the French securities regulator, the "AMF") on April 29, 2009 under the n° R.09-036, which is also available in English on PARIS RE's web site (http://www.paris-re.com). In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. Each of PARIS RE or PartnerRe disclaims any obligation to publicly update or revise any forward-looking information or statements. PARIS RE Holdings Limited does not communicate a "profit forecast" in the sense of Article 2 of (EC) Regulation n°809/2004 of the European Commission. Thus, any forward-looking statements contained in this press release should not be held as corresponding to such profit forecasts. Additional Information and Where to Find It If required by the applicable laws and regulations, PartnerRe will file a registration statement and exchange offer prospectus with the United States Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. PARIS RE urges investors and shareholders to read such documents when they become available and any other relevant documents filed with the SEC because they will contain important information. If these documents are filed, investors and shareholders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by PartnerRe are available free of charge by contacting Robin Sidders, Director of Investor Relations, PartnerRe Ltd., 90 Pitts Bay Road, Pembroke, Bermuda HM 08, (441) 292-0888 or on the investor relations portion of the PartnerRe website at www.partnerre.com. An information document and a document in response will be filed with the AMF and will be published and available on the website of the AMF (www.amf-france.org). Important Information for Investors and Shareholders This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions. Subject to satisfaction of certain conditions precedent, PartnerRe will file an exchange offer for PARIS RE shares and warrants to purchase such shares. The offer remains subject to review by the AMF.